

04002709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C^m

SEC FILE NUMBER
8- 43369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/01/2003__ AND ENDING __12/31/2003__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peter J. Solomon Securities Company Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__767 5th Avenue, 26 Floor__
                    (No. and Street)

New York,   NY   10153
(City)   (State)   (Zip Code)

FEB 1 2 2004   187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Howard Spindel__   __212 509-7800__
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    Berenson LLP

(Name – *if individual, state last, first, middle name*)

__135 West 50th Street, New York,__   __NY__   __10020__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Berenson LLP, Certified Public Accountants

OATH OR AFFIRMATION

I, __Howard Spindel__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Peter J. Solomon Securities Company Limited__ , as of __December 31,__ , 20__03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

Financial Operations Principal
Title


_____
Notary Public

Linda 8. Grimm
Notary Public, State of New York
No. 01GR5046601
Qualified in Orange County
Commission Expires July 17, 20_07_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (o) Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5.



PETER J. SOLOMON SECURITIES COMPANY LIMITED

REPORT PURSUANT TO
RULE 17a-5

DECEMBER 31, 2003

PETER J. SOLOMON SECURITIES COMPANY LIMITED

TABLE OF CONTENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

 **Berenson** LLP

INDEPENDENT AUDITORS' REPORT

Board of Directors
Peter J. Solomon Securities
 Company Limited
New York, NY

We have audited the accompanying statements of financial condition of Peter J. Solomon Securities Company Limited as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peter J. Solomon Securities Company Limited as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berenson LLP

New York, NY
January 30, 2004

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
ASSETS	2003	2002
Cash and cash equivalents	$125,671	$145,459
Due from related party	14,564	14,564
	$140,235	$160,023

LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued expenses	$ 500	$ 500
Stockholders' equity:		
Common stock, $.10 par value:		
Class A - 1,000 shares authorized; 100 shares issued and outstanding	10	10
Class B - 1,000 shares authorized; 39 shares issued and outstanding	4	4
Additional paid-in capital	159,078	159,078
Retained earnings (accumulated deficit)	(19,357)	431
	139,735	159,523
	$140,235	$160,023

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

STATEMENTS OF OPERATIONS

| | Years ended December 31, | |
	2003	2002
Revenues:		
Fees	$550,000	$2,950,333
Interest and dividends	1,074	1,540
	551,074	2,951,873
Expenses:		
Professional fees	558,750	2,936,333
Filing and registration fees	11,384	9,282
Miscellaneous	128	105
	570,262	2,945,720
Income (loss) before provision for income taxes	(19,188)	6,153
Provision for income taxes	600	1,200
Net income (loss)	$ (19,788)	$ 4,953

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Total	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings (accumulated deficit)
December 31, 2001	$154,570	$10	$4	$159,078	$ (4,522)
Net income	4,953	-	-	-	4,953
December 31, 2002	159,523	10	4	159,078	431
Net loss	(19,788)	-	-	-	(19,788)
December 31, 2003	$139,735	$10	$4	$159,078	$(19,357)

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

STATEMENTS OF CASH FLOWS

	Years ended December 31,	
	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ (19,788)	$ 4,953
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Changes in assets (increase) decrease:		
Prepaid expenses	-	800
Net cash provided (used) by operating activities	(19,788)	5,753
Increase (decrease) in cash and cash equivalents	(19,788)	5,753
Cash and cash equivalents, beginning of year	145,459	139,706
Cash and cash equivalents, end of year	$125,671	$145,459

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1. Nature of business:

    The Company is located in New York City and is engaged in providing services in connection with financing transactions, including public offerings and private placements of debt and equity securities. The Company is a member of the National Association of Securities Dealers (NASD).

2. Significant accounting policies:

    a. Income taxes:

        The Company, with the consent of its stockholders, has elected to be taxed as an S Corporation under the Internal Revenue Code, which provides that in lieu of federal corporate income taxes the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal income taxes is reflected in these financial statements. New York State has a minimum tax on S Corporations based upon the maximum personal rate and the differential it would have paid as a C Corporation. In addition to these state taxes, local taxes have also been included in the financial statements.

    b. Cash and cash equivalents:

        The Company maintains its cash account in a major commercial bank. The Company's cash equivalents consist of money market instruments issued by two issuers and are maintained at a New York Stock Exchange brokerage firm.

        The Company considers all short-term investments with an original maturity of three months or less or other investment grade securities whose interest rate resets in less than three months to be cash equivalents.

    c. Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

3. Related party transactions:

   a. Due from related party:

   Due from related party represents the excess of fees collected by the related party on behalf of the Company over administrative expenses charged to the Company by the related entity, which is wholly owned by the Company's stockholders.

   b. Professional fees:

   Included in professional fees for the years ended December 31, 2003 and 2002 is $542,500 and $2,930,333, respectively, charged by this related entity.

4. Net capital requirements:

   As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003 and 2002, the Company had net capital of $122,859 and $142,468, respectively, which exceeded requirements by $22,859 and $42,468, respectively.

5. Major customer:

   For the year ended December 31, 2003, two customers accounted for all of the Company's fees. For the year ended December 31, 2002, four customers accounted for all of the Company's fees.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2003

Stockholders' equity	$139,735
Deductions and/or charges: Nonallowable assets: Due from related party	14,564
Net capital before haircuts on securities positions Haircuts on money funds and investments	2,312
Net capital	122,859
Minimum net capital requirement - greater of 6-2/3% of aggregate indebtedness or $100,000	100,000
Net capital in excess of requirement	$ 22,859
Aggregate indebtedness: Accrued expenses	$ 500
Ratio of aggregate indebtedness to net capital	.4%

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS AND INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

RECONCILIATION OF THE AUDITED COMPUTATION OF
NET CAPITAL AND FOCUS REPORT - PART IIA
PURSUANT TO RULE 17a-5

DECEMBER 31, 2003

There is no difference between the audited computation of Net Capital and the corresponding Focus Report - Part IIA.

PETER J. SOLOMON SECURITIES COMPANY LIMITED

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2003

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Peter J. Solomon Securities Company Limited

In planning and performing our audit of the financial statements of Peter J. Solomon Securities Company Limited for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited, may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report recognizes that it is not practicable, in an organization the size of Peter J. Solomon Securities Company Limited to achieve all the divisions of duties and cross-checks generally · included in a system of internal accounting control, and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berenson LLP

New York, NY
January 30, 2004